UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No.    )*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Forge Global Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

34629L103

(CUSIP Number)

Kristy Trieste
7 World Trade Center

250 Greenwich Street, 47th Floor
New York, NY 10007

(212) 651-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Evan D’Amico
Gibson Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036
(202) 955-8500

March 21, 2022

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 34629L103

(1)	Name of Reporting Persons: Motive Capital Fund I-A, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,661,093(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,661,093(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,661,093(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.57%(1), (2)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Includes 1,995,820 shares of common stock, par value $0.0001 per share (“Common Stock”), and warrants to purchase 665,273 shares of Common Stock held directly by Motive Capital Fund I-A, LP (“MC Fund I-A”). See Item 5 of this Schedule 13D.
(2)	Based on 169,223,826 shares of Common Stock outstanding as of March 21, 2022. See Item 5 of this Schedule 13D.

Schedule 13D

CUSIP No. 34629L103

(1)	Name of Reporting Persons: Motive Capital Fund I-B, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,368,734(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,368,734(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,368,734(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.98%(1), (2)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Includes 2,526,551 shares of Common Stock and warrants to purchase 842,183 shares of Common Stock held directly by Motive Capital Fund I-B, LP (“MC Fund I-B”). See Item 5 of this Schedule 13D.
(2)	Based on 169,223,826 shares of Common Stock outstanding as of March 21, 2022. See Item 5 of this Schedule 13D.

Schedule 13D

CUSIP No. 34629L103

(1)	Name of Reporting Persons: Motive Capital Fund I-MPF, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 192,394(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 192,394(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 192,394(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.11%(1), (2)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Includes 144,296 shares of Common Stock and warrants to purchase 48,098 shares of Common Stock held directly by Motive Capital Fund I-MPF, LP (“MC Fund I-MPF”). See Item 5 of this Schedule 13D.
(2)	Based on 169,223,826 shares of Common Stock outstanding as of March 21, 2022. See Item 5 of this Schedule 13D.

Schedule 13D

CUSIP No. 34629L103

(1)	Name of Reporting Persons: Motive Capital Fund II-A, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,979,850(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,979,850(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,979,850(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 3.50%(1), (2)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Includes 4,484,888 shares of Common Stock and warrants to purchase 1,494,962 shares of Common Stock held directly by Motive Capital Fund II-A, LP (“MC Fund II-A”). See Item 5 of this Schedule 13D.
(2)	Based on 169,223,826 shares of Common Stock outstanding as of March 21, 2022. See Item 5 of this Schedule 13D.

Schedule 13D

CUSIP No. 34629L103

(1)	Name of Reporting Persons: Motive Capital Fund II-B, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,871,588(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,871,588(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,871,588(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 3.44% (1), (2)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Includes 4,403,691 shares of Common Stock and warrants to purchase 1,467,897 shares of Common Stock held directly by Motive Capital Fund II-B, LP (“MC Fund II-B”). See Item 5 of this Schedule 13D.
(2)	Based on 169,223,826 shares of Common Stock outstanding as of March 21, 2022. See Item 5 of this Schedule 13D.

Schedule 13D

CUSIP No. 34629L103

(1)	Name of Reporting Persons: Motive Capital Fund II-MPF, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 593,005(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 593,005(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 593,005(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.35%(1), (2)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Includes 444,754 shares of Common Stock and warrants to purchase 148,251 shares of Common Stock held directly by Motive Capital Fund II-MPF, LP (“MC Fund II-MPF”). See Item 5 of this Schedule 13D.
(2)	Based on 169,223,826 shares of Common Stock outstanding as of March 21, 2022. See Item 5 of this Schedule 13D.

Schedule 13D

CUSIP No. 34629L103

(1)	Name of Reporting Persons: Motive Capital Funds Sponsor, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 17,616,667(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 17,616,667(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,616,667(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 9.97%(1), (2)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Includes 10,230,000 shares of Common Stock and warrants to purchase 7,386,667 shares of Common Stock held directly by Motive Capital Funds Sponsor, LLC (“Sponsor”). See Item 5 of this Schedule 13D.
(2)	Based on 169,223,826 shares of Common Stock outstanding as of March 21, 2022. See Item 5 of this Schedule 13D.

Schedule 13D

CUSIP No. 34629L103

(1)	Name of Reporting Persons: Motive Capital Fund I GP, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 6,222,221(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 6,222,221(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,222,221(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 3.64%(1), (2)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Includes (i) 1,995,820 shares of Common Stock and warrants to purchase 665,273 shares of Common Stock held directly by MC Fund I-A, (ii) 2,526,551 shares of Common Stock and warrants to purchase 842,183 shares of Common Stock held directly by MC Fund I-B and (iii) 144,296 shares of Common Stock and warrants to purchase 48,098 shares of Common Stock held directly by MC Fund I-MPF. Motive Capital Fund I GP, LP (“MC-I General Partner”) is the general partner of MC Fund I-A, MC Fund I-B and MC Fund I-MPF. See Item 5 of this Schedule 13D.
(2)	Based on 169,223,826 shares of Common Stock outstanding as of March 21, 2022. See Item 5 of this Schedule 13D.

Schedule 13D

CUSIP No. 34629L103

(1)	Name of Reporting Persons: Motive Capital Fund II GP, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 12,444,443(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 12,444,443(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,444,443(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 7.22%(1), (2)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Includes (i) 4,484,888 shares of Common Stock and warrants to purchase 1,494,962 shares of Common Stock held directly by MC Fund II-A, (ii) 4,403,691 shares of Common Stock and warrants to purchase 1,467,897 shares of Common Stock held directly by MC Fund II-B and (iii) 444,754 shares of Common Stock and warrants to purchase 148,251 shares of Common Stock held directly by MC Fund II-MPF. Motive Capital Fund II GP, LP (“MC-II General Partner”) is the general partner of MC Fund II-A, MC Fund II-B and MC Fund II-MPF. See Item 5 of this Schedule 13D.
(2)	Based on 169,223,826 shares of Common Stock outstanding as of March 21, 2022. See Item 5 of this Schedule 13D.

Schedule 13D

CUSIP No. 34629L103

(1)	Name of Reporting Persons: Motive Partners GP, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 36,283,331(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 36,283,331(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 36,283,331(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 20.02%(1), (2)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Includes (i) 1,995,820 shares of Common Stock and warrants to purchase 665,273 shares of Common Stock held directly by MC Fund I-A, (ii) 2,526,551 shares of Common Stock and warrants to purchase 842,183 shares of Common Stock held directly by MC Fund I-B, (iii) 144,296 shares of Common Stock and warrants to purchase 48,098 shares of Common Stock held directly by MC Fund I-MPF, (iv) 4,484,888 shares of Common Stock and warrants to purchase 1,494,962 shares of Common Stock held directly by MC Fund II-A, (v) 4,403,691 shares of Common Stock and warrants to purchase 1,467,897 shares of Common Stock held directly by MC Fund II-B, (vi) 444,754 shares of Common Stock and warrants to purchase 148,251 shares of Common Stock held directly by MC Fund II-MPF and (vii) 10,230,000 shares of Common Stock and warrants to purchase 7,386,667 shares of Common Stock held directly by Sponsor. Motive Partners GP, LLC (“Partners GP”) is the general partner of MC-I General Partner and MC-II General Partner and the manager of Sponsor. See Item 5 of this Schedule 13D.
(2)	Based on 169,223,826 shares of Common Stock outstanding as of March 21, 2022. See Item 5 of this Schedule 13D.

Schedule 13D

CUSIP No. 34629L103

(1)	Name of Reporting Persons: ROB Exploration, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 36,283,331(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 36,283,331(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 36,283,331(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 20.02%(1), (2)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Includes (i) 1,995,820 shares of Common Stock and warrants to purchase 665,273 shares of Common Stock held directly by MC Fund I-A, (ii) 2,526,551 shares of Common Stock and warrants to purchase 842,183 shares of Common Stock held directly by MC Fund I-B, (iii) 144,296 shares of Common Stock and warrants to purchase 48,098 shares of Common Stock held directly by MC Fund I-MPF, (iv) 4,484,888 shares of Common Stock and warrants to purchase 1,494,962 shares of Common Stock held directly by MC Fund II-A, (v) 4,403,691 shares of Common Stock and warrants to purchase 1,467,897 shares of Common Stock held directly by MC Fund II-B, (vi) 444,754 shares of Common Stock and warrants to purchase 148,251 shares of Common Stock held directly by MC Fund II-MPF and (vii) 10,230,000 shares of Common Stock and warrants to purchase 7,386,667 shares of Common Stock held directly by Sponsor. Partners GP is the general partner of MC-I General Partner and MC-II General Partner and the manager of Sponsor. Rob Exploration LLC (“Exploration”) is the sole member of Partners GP. See Item 5 of this Schedule 13D.
(2)	Based on 169,223,826 shares of Common Stock outstanding as of March 21, 2022. See Item 5 of this Schedule 13D.

Schedule 13D

CUSIP No. 34629L103

(1)	Name of Reporting Persons: Paul Luc Robert Heyvaert
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 36,283,331(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 36,283,331(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 36,283,331(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 20.02%(1), (2)
(14)	Type of Reporting Person (See Instructions): IN

(1)	Includes (i) 1,995,820 shares of Common Stock and warrants to purchase 665,273 shares of Common Stock held directly by MC Fund I-A, (ii) 2,526,551 shares of Common Stock and warrants to purchase 842,183 shares of Common Stock held directly by MC Fund I-B, (iii) 144,296 shares of Common Stock and warrants to purchase 48,098 shares of Common Stock held directly by MC Fund I-MPF, (iv) 4,484,888 shares of Common Stock and warrants to purchase 1,494,962 shares of Common Stock held directly by MC Fund II-A, (v) 4,403,691 shares of Common Stock and warrants to purchase 1,467,897 shares of Common Stock held directly by MC Fund II-B, (vi) 444,754 shares of Common Stock and warrants to purchase 148,251 shares of Common Stock held directly by MC Fund II-MPF and (vii) 10,230,000 shares of Common Stock and warrants to purchase 7,386,667 shares of Common Stock held directly by Sponsor. Partners GP is the general partner of MC-I General Partner and MC-II General Partner and the manager of Sponsor. Exploration is the sole member of Partners GP. Paul Luc Robert Heyvaert is the sole member of Exploration. See Item 5 of this Schedule 13D.
(2)	Based on 169,223,826 shares of Common Stock outstanding as of March 21, 2022. See Item 5 of this Schedule 13D.

Schedule 13D

CUSIP No. 34629L103

INTRODUCTORY NOTE

On March 21, 2022, the transactions contemplated by that certain Agreement and Plan of Merger, dated September 13, 2021 (the “Merger Agreement”), by and among Motive Capital Corp, a Cayman Islands exempted company (“Motive”), FGI Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Motive (“Merger Sub”), and Forge Global, Inc., a Delaware corporation (“Forge Global”) were completed. On March 21, 2022, as contemplated by the Merger Agreement, Motive changed its jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”), changing its name to “Forge Global Holdings, Inc.” (“New Forge” or the “Issuer”).

On March 21, 2022, following the Domestication, as contemplated by the Merger Agreement, Merger Sub merged with and into Forge Global, with Forge Global surviving the merger as a wholly owned subsidiary of New Forge (the “Merger” and, together with the Domestication, the “Business Combination”). All outstanding capital stock of Forge Global as of immediately prior to the effective time of the Merger was cancelled and converted into the right to receive shares of common stock, par value $0.0001 per share, of New Forge (“Common Stock”) as provided in the Merger Agreement.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to shares of Common Stock of Forge Global Holdings, Inc., a Delaware corporation.

The address of Forge Global Holdings, Inc.’s principal executive offices is 415 Mission St., San Francisco, CA, 94105.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being filed by Motive Capital Fund I-A, LP, a Delaware limited partnership (“MC Fund I-A”), Motive Capital Fund I-B, LP, a Delaware limited partnership (“MC Fund I-B”), Motive Capital Fund I-MPF, LP, a Delaware limited partnership (“MC Fund I-MPF”), Motive Capital Fund II-A, LP, a Delaware limited partnership (“MC Fund II-A”), Motive Capital Fund II-B, LP, a Delaware limited partnership (“MC Fund II-B”), Motive Capital Fund II-MPF, LP, a Delaware limited partnership (“MC Fund II-MPF”), Motive Capital Funds Sponsor, LLC, a Delaware limited liability company (“Sponsor”), Motive Capital Fund I GP, LP, a Delaware limited partnership (“MC-I General Partner”), Motive Capital Fund II GP, LP, a Delaware limited partnership (“MC-II General Partner”), Motive Partners GP, LLC, a Delaware limited liability company (“Partners GP”), ROB Exploration LLC, a Delaware limited liability company (“Exploration,” collectively with MC Fund I-A, MC Fund I-B, MC Fund I-MPF, MC Fund II-A, MC Fund II-B, MC Fund II-MPF, Sponsor, MC-I General Partner, MC-II General Partner and Partners GP, the “Motive Funds”), and Paul Luc R. Heyvaert (“Mr. Heyvaert”, and collectively with the Motive Funds, the “Reporting Persons”).

The general partner of MC Fund I-A, MC Fund I-B and MC Fund I-MPF is MC-I General Partner. The general partner of MC Fund II-A, MC Fund II-B and MC Fund II-MPF is MC-II General Partner. The general partner of MC-I General Partner and MC-II General Partner and the manager of Sponsor is Partners GP. The sole member of Partners GP is Exploration, of which Paul Luc Robert Heyvaert is the sole member. MC-I General Partner may be deemed to have beneficial ownership of the shares of Common Stock and the shares of Common Stock underlying warrants held directly by MC Fund I-A, MC Fund I-B and MC Fund I-MPF. MC-II General Partner may be deemed to have beneficial ownership of the shares of Common Stock and the shares of Common Stock underlying warrants held directly by MC Fund II-A, MC Fund II-B and MC Fund II-MPF. Each of Partners GP, Exploration and Paul Luc Robert Heyvaert may be deemed to have beneficial ownership of all of the shares of Common Stock and the shares of Common Stock underlying warrants reported herein. In each case, each of MC-I General Partner, MC-II General Partner, Partners GP, Exploration and Mr. Heyvaert disclaims beneficial ownership of such shares except to the extent of its or his pecuniary interest therein.

The principal business address of each of the Reporting Persons is 7 World Trade Center, 250 Greenwich St., 47th Floor, New York, NY 10007.

(c)	The Motive Funds are principally engaged in the business of investments in securities. The principal purpose of Mr. Heyvaert is to serve as Managing Founding Partner and Chief Executive Officer of Partners GP and to manage Exploration.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Motive Funds is organized under the laws of the state of Delaware. Mr. Heyvaert is a Belgian citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

ITEM 4. PURPOSE OF TRANSACTION

Purpose of the Transaction

The information set forth in Item 6 of this Schedule 13D, including without limitation information as to the rights and obligations of the Reporting Persons pursuant to the terms of the Merger Agreement, A&R RRA and A&R FPA (each as defined in Item 6), and the other matters described therein, is hereby incorporated by reference.

Plan or Proposals

The Reporting Persons have acquired securities described in this Schedule 13D for investment purposes.

Although the Reporting Persons do not currently have any specific plan or proposal to acquire or dispose of the securities reported herein (except as otherwise described in this Schedule 13D), each Reporting Person, consistent with its investment purpose and subject to the agreements described in Item 6 below, at any time and from time to time may acquire shares of Common Stock or securities convertible, exchangeable or exercisable for or into shares of Common Stock or dispose of any or all of the shares of Common Stock it holds (including, without limitation, transferring such shares of Common Stock to affiliated transferees, or entering into derivative, borrowing or lending transactions), depending upon an ongoing evaluation of its investment in the shares of Common Stock, the price and availability of the Issuer’s securities, the Issuer’s business and the Issuer’s prospects, applicable legal restrictions, prevailing market conditions, other investment opportunities, tax considerations, liquidity requirements of such Reporting Person and/or other investment considerations. Subject to the terms of the agreements described herein, the Reporting Persons may request or demand a registration statement be filed by the Issuer and be made available and effective so that they may, if they later decide, deliver to the Issuer take-down notices in connection therewith or otherwise to sell Issuer securities utilizing such registration statement.

Each Reporting Person, solely in its capacity as a stockholder or other security holder of the Issuer, may engage in communications with one or more other stockholders or other securityholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. Each of the Reporting Persons, in its capacity as a stockholder or other security holder of the Issuer, may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing stockholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The information contained in lines 7 to 11 and 13 of the cover pages of this Schedule 13D and the information set forth in Item 6 are incorporated herein by reference. The percentage ownership reflected in line 13 of the cover pages is based on 169,223,826 shares of Common Stock outstanding as of March 21, 2022.

MC-I General Partner may be deemed to have beneficial ownership of the shares of Common Stock and the shares of Common Stock underlying warrants held directly by MC Fund I-A, MC Fund I-B and MC Fund I-MPF. MC-II General Partner may be deemed to have beneficial ownership of the shares of Common Stock and the shares of Common Stock underlying warrants held directly by MC Fund II-A, MC Fund II-B and MC Fund II-MPF. Each of Partners GP, Exploration and Paul Luc Robert Heyvaert may be deemed to have beneficial ownership of all of the shares of Common Stock and the shares of Common Stock underlying warrants reported herein. In each case, each of MC-I General Partner, MC-II General Partner, Partners GP, Exploration and Mr. Heyvaert disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein.

(c) Other than as described in this Item 5, none of the Reporting Persons has effected any transaction in shares of Common Stock during the past sixty (60) days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities that are the subject of this Schedule 13D.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Business Combination

As described in Motive’s registration statement on Form S-1 (File No. 333-250947) under the heading “Description of Securities – Founder Shares,” the Class B ordinary shares, par value $0.0001 per share, of Motive were automatically convertible into Class A ordinary shares of the Issuer concurrently with or immediately following the consummation of the Business Combination on a one-for-one basis. On March 21, 2022, Motive consummated the Business Combination with Forge Global. Pursuant to the Merger Agreement, in connection with the Business Combination and the transactions contemplated thereby (including the Domestication), each of the 10,230,000 Class B ordinary shares owned by Sponsor converted into one share of Common Stock of the Issuer. In addition, pursuant to the terms and conditions set forth in the warrant agreement, dated December 10, 2020, between Motive and Continental Stock Transfer & Trust Company, as warrant agent, following the Business Combination and the transactions contemplated thereby (including the Domestication), each of Sponsor’s 7,386,667 private placement warrants of Motive issued in connection with Motive’s initial public offering represents a warrant to purchase one share of Common Stock of the Issuer.

Amended and Restated Registration Rights Agreement

On March 21, 2022, in connection with the consummation of the Business Combination and as contemplated by the Merger Agreement, New Forge, Sponsor, certain former directors of Motive and certain former stockholders of Forge Global, entered into the Amended and Restated Registration and Stockholder Rights Agreement (the “A&R RRA”), pursuant to which, among other things, the Sponsor and other holders party thereto were granted certain customary registration rights, on the terms and subject to the conditions set forth therein. New Forge is required to file a registration statement registering the resale of shares of Common Stock within 30 days after the completion of the Business Combination and to use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable thereafter.

Amended and Restated Forward Purchase Agreement

On March 21, 2022, immediately after the Domestication, but before the Merger, New Forge issued an aggregate of 14,000,000 Forward Purchase Units, each composed of one share of Common Stock and one-third of one warrant to acquire one share of Common Stock (the “Forward Purchase Units”), to MC Fund I-A, MC Fund I-B, MC Fund I-MPF, MC Fund II-A, MC Fund II-B and MC Fund II-MPF (the “A&R FPA Investors”), pursuant to that certain Amended and Restated Forward Purchase Agreement, dated September 13, 2021, by and among the A&R FPA Investors and Motive (the “A&R FPA”), at a purchase price of $10.00 per Forward Purchase Unit, for an aggregate purchase price of $140,000,000. Immediately after issuance, the Forward Purchase Units separated and, as a result, (i) MC Fund I-A held 1,995,820 shares of Common Stock and warrants to purchase 665,273 shares of Common Stock, (ii) MC Fund I-B held 2,526,551 shares of Common Stock and warrants to purchase 842,183 shares of Common Stock, (iii) MC Fund I-MPF held 144,296 shares of Common Stock and warrants to purchase 48,098 shares of Common Stock, (iv) MC Fund II-A held 4,484,888 shares of Common Stock and warrants to purchase 1,494,962 shares of Common Stock, (v) MC Fund II-B held 4,403,691 shares of Common Stock and warrants to purchase 1,467,897 shares of Common Stock, and (vi) MC Fund II-MPF held 444,754 shares of Common Stock and warrants to purchase 148,251 shares of Common Stock.

The foregoing description of the Business Combination and associated transactions and agreements does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 99.1 to this Schedule 13D, the A&R RRA, which is filed as Exhibit 99.2 to this Schedule 13D, and the A&R FPA, which is filed as Exhibit 99.3 to this Schedule 13D.

Other than the matters disclosed in response to Items 4 and 5 and in this Item 6, none of the Reporting Persons is party to any contracts, arrangements, understandings or relationships with respect to any Issuer securities, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

99.1	Merger Agreement, dated as of September 13, 2021, by and among Motive, Merger Sub and Forge Global, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed on September 13, 2021)

99.2

Amended and Restated Registration Rights Agreement, dated as of March 21, 2022, by and among the Issuer, Sponsor, certain former directors of Motive, and, certain equityholders of the Issuer named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on March 25, 2022)

99.3

Amended and Restated Forward Purchase Agreement, dated as of September 13, 2021, by and among Motive and the A&R FPA Investors (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed on September 13, 2021)

99.4	Joint Filing Agreement, dated March 31, 2022 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.

Dated as of March 31, 2022

MOTIVE CAPITAL FUND I-A, LP
By:	Motive Capital Fund I GP, LP, its general partner
By:	Motive Partners GP, LLC, its general partner

By:	/s/ Paul Luc R. Heyvaert
Name:	Paul Luc R. Heyvaert
Title:	Managing Founding Partner and Chief Executive Officer

MOTIVE CAPITAL FUND I-B, LP
By:	Motive Capital Fund I GP, LP, its general partner
By:	Motive Partners GP, LLC, its general partner

By:	/s/ Paul Luc R. Heyvaert
Name:	Paul Luc R. Heyvaert
Title:	Managing Founding Partner and Chief Executive Officer

MOTIVE CAPITAL FUND I-MPF, LP
By:	Motive Capital Fund I GP, LP, its general partner
By:	Motive Partners GP, LLC, its general partner

By:	/s/ Paul Luc R. Heyvaert
Name:	Paul Luc R. Heyvaert
Title:	Managing Founding Partner and Chief Executive Officer

MOTIVE CAPITAL FUND II-A, LP
By:	Motive Capital Fund II GP, LP, its general partner
By:	Motive Partners GP, LLC, its general partner

By:	/s/ Paul Luc R. Heyvaert
Name:	Paul Luc R. Heyvaert
Title:	Managing Founding Partner and Chief Executive Officer

MOTIVE CAPITAL FUND II-B, LP
By:	Motive Capital Fund II GP, LP, its general partner
By:	Motive Partners GP, LLC, its general partner

By:	/s/ Paul Luc R. Heyvaert
Name:	Paul Luc R. Heyvaert
Title:	Managing Founding Partner and Chief Executive Officer

MOTIVE CAPITAL FUND II-MPF, LP
By:	Motive Capital Fund II GP, LP, its general partner
By:	Motive Partners GP, LLC, its general partner

By:	/s/ Paul Luc R. Heyvaert
Name:	Paul Luc R. Heyvaert
Title:	Managing Founding Partner and Chief Executive Officer

MOTIVE CAPITAL FUNDS SPONSOR, LLC
By:	Motive Partners GP, LLC, its manager

By:	/s/ Paul Luc Robert Heyvaert
Name:	Paul Luc Robert Heyvaert
Title:	Managing Founding Partner and Chief Executive Officer

MOTIVE CAPITAL FUND I GP, LP
By:	Motive Partners GP, LLC, its general partner

By:	/s/ Paul Luc R. Heyvaert
Name:	Paul Luc R. Heyvaert
Title:	Managing Founding Partner and Chief Executive Officer

MOTIVE CAPITAL FUND II GP, LP
By:	Motive Partners GP, LLC, its general partner

By:	/s/ Paul Luc R. Heyvaert
Name:	Paul Luc R. Heyvaert
Title:	Managing Founding Partner and Chief Executive Officer

MOTIVE PARTNERS GP, LLC

By:	/s/ Paul Luc R. Heyvaert
Name:	Paul Luc R. Heyvaert
Title:	Managing Founding Partner and Chief Executive Officer

ROB Exploration, LLC

By:	/s/ Paul Luc R. Heyvaert
Name:	Paul Luc R. Heyvaert
Title:	Member

PAUL LUC ROBERT HEYVAERT

By:	/s/ Paul Luc Robert Heyvaert
Name:	Paul Luc Robert Heyvaert